Exhibit 99.2

MAG SILVER CORP. Management’s Discussion & Analysis For the three months ended March 31, 2015
Dated: May 11, 2015

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 770 800 W. Pender Street Vancouver, BC V6C 2V6	604 630 1399 phone 866 630 1399 toll free 604 681-0894 fax	TSX: MAG NYSE MKT: MVG www.magsilver.com info@magsilver.com

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three months ended March 31, 2015
(expressed in US dollars unless otherwise stated)

OVERVIEW

MAG Silver Corp. (“MAG” or the “Company”) is a mineral exploration and predevelopment company focused on the acquisition, exploration and development of district scale projects located within the Mexican silver belt.  The Company is based in Vancouver, British Columbia, Canada, and its common shares trade on the Toronto Stock Exchange under the symbol MAG and on the NYSE MKT (formerly NYSE.A) under the symbol MVG.  The Company is a reporting issuer in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador and is a reporting “foreign issuer” in the United States of America.

The following Management Discussion and Analysis (“MD&A”) focuses on the financial condition and results of operations of the Company for the three months ended March 31, 2015 and 2014.  It is prepared as of May 11, 2015 and should be read in conjunction with the unaudited condensed interim consolidated financial statements of the Company for the three months ended March 31, 2015 and  the audited annual consolidated financial statements of the Company for the year ended December 31, 2014, together with the notes thereto.

All dollar amounts referred to in this MD&A are expressed in United States dollars (“US$”) except where indicated as otherwise.

The Company believes it is a Passive Foreign Investment Company (“PFIC”), as that term is defined in Section 1297 of the U.S. Internal Revenue Code of 1986, as amended, and believes it will be a PFIC for the foreseeable future.  Consequently, this classification may result in adverse tax consequences for U.S. holders of the Company’s common shares. For an explanation of these effects on taxation, U.S. shareholders and prospective U.S. holders of the Company’s common shares are encouraged to consult their own tax advisers.

Unless otherwise specifically noted herein, all scientific or technical information in this MD&A, including reserve estimates was based upon information prepared by or under the supervision of Dr. Peter Megaw, Ph.D., C.P.G., a certified professional geologist who is a “Qualified Person” for purposes of National Instrument 43-101, Standards of Disclosure for Mineral Projects (“National Instrument 43-101” or “NI 43-101”). Dr. Megaw is not independent as he is an officer and a paid consultant of the Company (see Related Party Transactions below).

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this MD&A, including any information relating to the Company’s future oriented financial information are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively “forward-looking statements”).  All statements in this MD&A, other than statements of historical facts are forward-looking statements, including statements that address estimates of future production levels, expectations regarding mine production and development programs and capital costs, expected trends in mineral prices and statements that describe future plans, objectives or goals.  Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions.  These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from results projected in such forward-looking statements, including, but not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk, capital cost inflation and those other risks and uncertainties identified under the heading “Risks and Uncertainties” in this MD&A and other risk factors and forward-looking statements listed in the Company’s most recently filed Annual Information Form (“AIF”).

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three months ended March 31, 2015
(expressed in US dollars unless otherwise stated)

Although the Company believes the expectations expressed in such forward-looking statements are based on what the Company’s management considers to be reasonable assumptions, based on the information currently available to it, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.  Assumptions have been made including, but not limited to, the Company’s ability to carry on its various exploration and development activities including project development timelines, the timely receipt of required approvals and permits, the price of the minerals the Company produces, the costs of operating and exploration expenditures, the impact on operations of the new Mexican Tax Regime, and the Company’s ability to obtain adequate financing.  The Company cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. The forward-looking statements in this MD&A speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law.  There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.  More information about the Company including its AIF and recent financial reports is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s EDGAR website at www.sec.gov.

Cautionary Note to Investors Concerning Estimates of Indicated and Inferred Mineral Resources

This MD&A uses the terms "Indicated Mineral Resources” and “Inferred Mineral Resources".  MAG advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize these terms.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, "Inferred Mineral Resources" have a great amount of uncertainty as to their existence. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them to enable them to be categorized as mineral reserves and, accordingly, Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a “Preliminary Economic Assessment” as defined under NI 43-101.  Investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

FINANCIAL PERFORMANCE

At March 31, 2015, the Company had working capital of $83,737,226 (compared to $21,149,446 at March 31, 2014), including cash of $83,268,077 (compared to $20,072,036 at March 31, 2014).  The Company currently has sufficient working capital to maintain all of its properties and currently planned programs extending beyond the next 12 months.

Three months Ended March 31, 2015

The Company’s net loss for the three months ended March 31, 2015 amounted to $2,536,174 (March 31, 2014: $1,093,162).  The net loss increased in the current quarter compared to prior period, primarily as a result of a foreign exchange loss of $1,093,759 (March 31, 2014: $620,912 gain) which resulted primarily from holding Canadian dollar (“C$”) net monetary assets while the US$ strengthened against the C$ (from December 31, 2014 to March 31, 2015, the US$/C$ exchange rate changed from 0.8620 to 0.7895).  The gain of $620,912 in the comparable quarter ended March 31, 2014 is not directly comparable to the current quarter’s loss, as it was determined under a Canadian dollar functional currency in the MAG corporate entity which has since changed to the US$ (see Note 2(k) in the March 31, 2015 unaudited condensed interim consolidated financial statements).  Consequently, there is no currency translation adjustment in the current quarter, whereas the gain of $620,912 in the comparable quarter ended March 31, 2014 was offset by a currency translation loss of $1,002,367.  A portion of the Company’s cash is used to fund Canadian dollar expenditures and is held in C$ (US$ equivalent of $8,239,255 as at March 31, 2015).  The Company’s advances and interest in the Salamandra earn in option are also denominated in C$ (US$ equivalent of $3,582,220 as at March 31, 2015 - see Results of Operations below).  These C$ assets are exposed to exchange risk relative to the US$, and result in an unrealized gain or loss as the exchange rate fluctuates.

Management compensation and consulting fees decreased to $404,758 (March 31, 2014: $601,467) in the quarter ended March 31, 2015.  A consulting contract with a company controlled by the former President & Chief Executive Officer, Mr. Dan MacInnis, expired on December 31, 2014, but was renewed on a per diem basis effective January 1, 2015 resulting in fees of C$9,900 in the quarter ended March 31, 2015 (March 31, 2014: C$137,058).

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three months ended March 31, 2015
(expressed in US dollars unless otherwise stated)

The Company granted no stock options in the quarter ended March 31, 2015 (March 31, 2014: nil) but recorded $210,087 (March 31, 2014: $434,408) of share based expense (a non-cash item) relating to stock options vesting to employees and consultants in the period.  The fair value of all stock option share-based compensation is estimated using the Black-Scholes-Merton option valuation model.  During the quarter ended March 31, 2015, the Company granted no Deferred Share Units (“DSUs”) and no Restricted Share Units (“RSUs”) (March 31, 2014: nil and nil) but recorded a share-based payment expense of $110,954 (March 31, 2014: $Nil) related to DSUs and RSUs that vested in the period.  The fair value of the DSUs and RSUs was determined using the fair market value of the common shares on the date of grant.

During the quarter ended March 31, 2015, the Company recognized an impairment of $74,794 (March 31, 2014: Nil) in the consolidated statement of loss, on certain marketable securities strategically held and designated as available for sale instruments.

Other expenses incurred during the quarter ended March 31, 2015, accounting and audit of $86,319 (March 31, 2014: $96,956), amortization of $3,942 (March 31, 2014: $5,950), filing & transfer agent fees of $153,379 (March 31, 2014: $117,323), general office expenses of $131,003 (March 31, 2014: $142,173), legal of $37,782 (March 31, 2014: $106,548), property investigation of $101,557 (March 31, 2014: $63,487), shareholder relations of $145,371 (March 31, 2014: $96,969) and travel of $74,601 (March 31, 2014: $80,791) were all either comparable with the period ended March 31, 2014 or the change was not significant to the overall operations of the period.

SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected quarterly financial information for each of the last eight quarters (as determined under International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”)):

Quarter Ending	Revenue(1)	Net Loss(2)	Net Loss per share
March 31, 2015	$92,132	$(2,536,174)	$(0.04)
December 31, 2014	$104,655	$(9,302,738)	$(0.14)
September 30, 2014	$71,600	$(3,680,228)	$(0.05)
June 30, 2014	$28,662	$(2,057,075)	$(0.03)
March 31, 2014	$32,718	$(1,093,162)	$(0.02)
December 31, 2013	$41,540	$(16,004,239)	$(0.27)
September 30, 2013	$42,362	$(1,488,348)	$(0.02)
June 30, 2013	$52,630	$(10,220,693)	$(0.17)
Notes:
(1)
The Company’s only source of revenue during the quarters listed above was interest earned on bank cash balances.  The amount of interest revenue earned correlates directly to the amount of cash on hand during the period referenced and prevailing interest rates. At this time, the Company has no operating revenues.

(2)
Net losses by quarter are often materially affected by the timing and recognition of large non-cash expenses (specifically share based payments, exploration and evaluation property write-offs, and deferred tax expense) as described in “Financial Performance” and in “Results of Operations” when applicable.

RESULTS OF OPERATIONS

The following discussion is a summary of, and an update to, disclosure in documentation filed with regulatory agencies and available for viewing under MAG’s profile on the SEDAR website at www.sedar.com and on SEC’s EDGAR website at www.sec.gov.

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three months ended March 31, 2015
(expressed in US dollars unless otherwise stated)

Juanicipio Property

The Company owns 44% of Minera Juanicipio S.A. de C.V. (“Minera Juanicipio”), a Mexican incorporated joint venture company, which owns and operates the high grade Juanicipio Property, located in the Fresnillo District, Zacatecas State, Mexico.  Underground ramp development and exploration drilling on the Juanicipio property are being conducted by the project operator, Fresnillo plc (“Fresnillo”), which holds the remaining 56% interest in the joint venture. Exploration and development programs for the Juanicipio Property are designed by the Minera Juanicipio Technical Committee, and approved by the Minera Juanicipio Board of Directors.  The Company’s share of costs is funded primarily through its 44% interest in Minera Juanicipio, and to a lesser extent, incurred directly by the Company to cover expenses related to parallel technical studies and analyses commissioned by the Company, as well as direct oversight of the ramp development and the drilling programs executed on the property.

For the three months ended March 31, 2015, the Company’s total combined expenditures on the Juanicipio property amounted to $2,190,413 (March 31, 2014: $1,779,418), and included $2,156,000 (March 31, 2014: $1,628,000) for its 44% share of cash advances, and a further $34,413 (March 31, 2014: $151,418) expended directly by the Company on project oversight.  Total Juanicipio expenditures incurred directly by Minera Juanicipio for the quarter ended March 31, 2015 amounted to approximately $2.3 million (March 31, 2014: $1.3 million) and were incurred primarily for the ramp advancement and some detailed engineering (see “Underground Development Program” below), and for ongoing exploration (see “Exploration Program” below).

Underground Development Program

Underground development commenced at the Juanicipio project on October 28, 2013. The development program is based on recommendations made to Minera Juanicipio in a 2012 Preliminary Economic Assessment carried out by AMC Mining Consultants (Canada) Ltd. (see press release dated June 14, 2012) (“2012 PEA”).  The 2012 PEA was subsequently reproduced in 2014 by Roscoe Postle Associates Inc. (“RPA”) in their amended and restated NI 43-101 technical report documenting a 2014 updated Mineral Resource estimate, filed on SEDAR on July 3, 2014 (the “Amended Technical Report”)  – see Press Release dated May 27, 2014.  In the Amended Technical Report, RPA stated that the results of the 2012 PEA remain a reasonable representation of the property’s economic potential.

The economic analysis in the 2012 PEA is preliminary in nature and is based, in part, on Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that the PEA will be realized.

According to the 2012 PEA timeline, the first 33 months of development focuses primarily on ramp decline.  To date, the entry portal, surface explosives magazines, surface offices and associated infrastructure have been completed.  The initial ramp decline was advanced primarily utilizing a continuous miner until March 2014, and then to December, 2014 with conventional drill and blast cycles as well as with the continuous miner, depending on ground conditions. The continuous miner was retired in mid-December, 2014 and the ramp is now advancing exclusively with drilling and blasting.  It appears that the near-surface zone of variable rock quality has been passed and that the expected consistently better rock quality zones have now been reached. As a result, the ramp decline development has seen a sustained improvement in the advance rate, and is now approaching 90-95 metres per month, with the cumulative ramp approaching 1,200 metres.

A photo gallery of progress at Juanicipio is available at http://www.magsilver.com/s/PhotoGallery.asp?ReportID=610413.

Exploration Program

Exploration drilling results from the quarter ended March 31, 2015 on the Valdecañas Vein were reported by the Company subsequent to the quarter end (see press release dated April 23, 2015).  Four new exploration step-out holes were targeted approximately 100 metres below the existing “Deep Zone” Indicated and Inferred Resources reported in Amended Technical Report. The four holes were drilled on 150 metre centres over a strike length of approximately 500 metres below the en echelon overlap zone between the East and West Valdecañas Veins and include the three widest and deepest intercepts to date on the property (see Table 1).  This new zone appears to be the extension of the southwest dipping Valdecañas Veins and it remains open to depth along the entire strike length within the Joint Venture boundary.

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three months ended March 31, 2015
(expressed in US dollars unless otherwise stated)

Table 1: Assay Results – Exploration Step Out Holes P1-P4(1)

Hole-ID Valdecañas Vein West (“W”) East (“E”)	From	To	Interval (m) (3)	(2) True Width (m) (3)	Gold (g/t) (3)	Silver (g/t) (3)	Silver (opt)(3)	Lead (%)	Zinc (%)	Copper (%)	Capping(4)
P1 (W)	941.80	955.30	13.50	11.69	1.45	103	3.0	2.24	4.31	0.18
Incl	941.80	949.20	7.40	6.41	1.96	169	4.9	3.60	7.03	0.26
Incl	943.00	947.20	4.20	3.64	3.12	213	6.2	3.25	8.19	0.32
P2 (W)	981.50	1010.15	28.65	22.06	2.98	195	5.7	5.36	6.64	0.45
Incl	984.55	986.20	1.65	1.27	0.61	267	7.8	11.75	13.67	0.21
Incl	992.65	994.90	2.25	1.73	11.40	97	2.8	2.25	4.87	0.25
Incl	995.95	1008.95	13.00	10.01	3.85	308	9.0	8.67	8.39	0.73
Incl	999.95	1002.95	3.00	2.31	0.48	466	13.6	4.58	10.02	1.70
Incl	1006.95	1008.95	2.00	1.54	14.55	403	11.8	16.33	16.50	0.22
Incl	1006.95	1007.95	1.00	0.77	16.00	564	16.5	20.00	14.20	0.20
or	1006.95	1007.95	1.00	0.77	84.70	564	16.5	20.00	14.20	0.20	Uncapped
P3-2 (E)	761.50	764.25	2.75	2.12	1.13	467	13.6	2.39	6.38	0.04
and (W)	940.20	974.55	34.35	26.45	2.65	405	11.8	3.22	4.09	0.37
Incl	948.25	950.25	2.00	1.54	9.45	172	5.0	7.78	6.78	0.30
incl	959.55	972.80	13.25	10.20	4.94	919	26.8	5.25	4.87	0.62
incl	963.55	964.55	1.00	0.77	16.00	770	22.5	7.98	18.35	0.62
or	963.55	964.55	1.00	0.77	161.50	770	22.5	7.98	18.35	0.62	Uncapped
incl	969.20	972.80	3.60	2.77	8.26	2,804	81.8	4.99	2.66	1.04
or	969.20	972.80	3.60	2.77	8.26	8,751	255.2	4.99	2.66	1.04	Uncapped
incl	969.80	970.80	1.00	0.77	11.50	6,000	175.0	8.28	2.90	2.18
or	969.80	970.80	1.00	0.77	11.50	27,411	799.5	8.28	2.90	2.18	Uncapped
P4 (W)	1006.00	1051.20	45.20	32.09	0.80	137	4.0	1.50	6.50	0.82
incl	1006.00	1023.25	17.25	12.25	1.50	118	3.4	2.77	14.52	0.44
incl	1007.55	1017.30	9.75	6.92	2.29	127	3.7	3.79	18.78	0.33
incl	1010.55	1014.25	3.70	2.63	0.42	128	3.7	5.10	25.24	0.27
incl	1015.25	1017.30	2.05	1.46	9.43	201	5.9	2.69	16.87	0.78
incl	1039.35	1050.20	10.85	7.70	0.17	326	9.5	1.79	3.86	2.36
incl	1039.35	1042.35	3.00	2.13	0.11	672	19.6	5.65	6.78	4.18

(1)  Cross section and longitudinal sections diagrams available at www.magsilver.com/s/NewsReleases.asp?ReportID=704889 .
(2)  True widths were estimated/measured from cross sections.
(3)  Legend: metres (“m”); grams per tonne (“g/t”); ounces per ton (“opt”).
(4)  Unless otherwise indicated as uncapped, all silver assays over 6,000 g/t were capped at 6,000 g/t and all gold assays over 16 g/t were capped at 16 g/t, consistent with the capping used for the existing Indicated and Inferred Resources (Amended Technical Report).

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three months ended March 31, 2015
(expressed in US dollars unless otherwise stated)

These intercepts widen progressively up to 32.09 metres (true widths) towards the east in the central portion of the property, significantly extending the widening Deep Zone to depth. The intercepts also show significant amounts of calc-silicate (skarn) alteration in and around the veins and the first significant copper values for the entire area; both indications of higher temperature mineralization conditions.  The high silver and gold in Holes P2 and P3 coincide with zones of overprinted quartz veins that cut across earlier base-metal rich calc-silicate vein stages, indicating superimposition of an additional precious-metals rich vein stage.  The appearance of copper and strong skarn alteration in this area, combined with the later cross-cutting silver-gold rich veining, suggests that Minera Juanicipio may have hit an ore-fluid upwelling zone, which could open up a new exploration target zone along the Valdecañas vein system.

Quality Assurance and Control: The samples are shipped directly in security sealed bags to ALS-Chemex Laboratories preparation facility in Guadalajara, Jalisco, Mexico (Certification ISO 9001). Samples shipped also include intermittent standards and blanks. Pulp samples are subsequently shipped to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. Two extra pulp samples are also prepared and are analyzed (in progress) by SGS Laboratories (Certification ISO 9001) and Inspectorate Laboratories (Certification ISO 9001) (or other recognized lab). The bulk reject is subsequently sent to CIDT (Center for Investigation and Technical Development) of Peñoles in Torreon, Mexico for metallurgical testing where a fourth assay for each sample is analyzed and a calculated head grade is received on the basis of a concentrate balance. The CIDT also does a full microscopic, XRF and XRD mineralogical analysis.

Cinco de Mayo Property

The Cinco de Mayo Project is a 25,000 hectare district scale project owned 100% by the Company. Cinco de Mayo is located approximately 190 kilometres north of the city of Chihuahua, in northern Chihuahua State, Mexico.  The project consists of four major mineralized zones (the Upper Manto silver-lead-zinc body, the Pegaso deep discovery, the non-core Pozo Seco high grade molybdenum-gold resource area, and the surrounding Cinco de Mayo exploration area) and includes the Upper Manto mineral resource estimate.

Upper Manto (Jose Manto - Bridge Zone)

In 2012, drilling demonstrated that mineralization was continuous from the Jose Manto through the Bridge Zone to Cinco Ridge, which is now collectively referred to as the “Upper Manto” to differentiate it from mineralization hit at depth in the “Pegaso Zone” (see below).  On October 3, 2012, MAG announced that Roscoe Postle Associates Inc. (“RPA”) had completed the first independent mineral resource estimate for the Upper Manto zone.  The NI 43-101 compliant technical report entitled “Technical Report on the Upper Manto Deposit, Chihuahua, Mexico,” authored by  Mr. David Ross, P.Geo., an employee of RPA and independent of MAG, was filed on SEDAR on November 16, 2012.  Inferred Mineral Resources are estimated to be 12.45 million tonnes at 132 g/t (3.9 opt) silver, 0.24 g/t gold, 2.86% lead, and 6.47% zinc (9.33% lead plus zinc), as reported at a NSR cut-off value of US$100/tonne.

The Pegaso Zone (Hole CM12-431)

In mid-June 2012, exploration hole CM12-431 drilled deep beneath the overlap zone between the Bridge Zone and the Jose Manto, cut four significant sulphide intervals within a 300 metre wide skarn and marble zone.  The largest and deepest interval was 61 metres of high-grade massive sulphides that lies behind (to the southwest of) the structures that host the Upper Manto mineralization.  This is an entirely new mineralization zone named the “Pegaso Zone”, which shows all of the hallmarks of being a near-source part of the Carbonate Replacement Deposit (“CRD”) system that MAG has been systematically seeking at Cinco de Mayo.  The mineralization in the upper intercepts of hole CM12-431 are likely connected to the high-grade silver-lead-zinc mineralization in the 4 kilometre long Upper Manto, indicating that continuous mineralization exists from 125 to 900 metres vertical depth.

The mineralized intercepts in hole CM12-431 start at 730 metres down hole and continue to nearly a depth of 1,000 metres down hole (approximately 900 metres vertical depth).  The Pegaso Zone is the thickest and deepest intercept, beginning at 927 metres down hole and continuing for 61.6 metres with an average grade of 89 g/t (2.6 opt) silver, 0.78 g/t gold, 0.13% copper with 2.1% lead and 7.3% zinc; including: 31.9 metres that grades 117 g/t (3.4 opt) silver, 1.13 g/t gold, 0.16% copper with 2.7% lead and 9.3% zinc.  The gold and copper grades in all four intercepts are the highest and most consistent yet encountered on the project.  Significantly, broad zones of coarse marble and pervasive tungsten-bearing garnet skarn occur above, between and below the massive sulphide zones, but  no intrusions were seen in hole CM12-431 and very little of the sulphides encountered to date in the Pegaso Zone appear to be replacing skarn silicates.  These results suggest both that the near-intrusion source zone is nearby but has not yet been reached.

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three months ended March 31, 2015
(expressed in US dollars unless otherwise stated)

Summary of combined Upper Manto-Pegaso Zone results

Combining hole CM12-431 with Upper Manto holes CM12-392 and CM12-399, plus shallower drilling throughout the Upper Manto area, indicates that mineralization is continuous from 125 metres to 900 metres vertical depth, with a significant broadening in the Pegaso Zone between 800 and 900 metres depth. This broadening coincides with an increase in skarn alteration and increasing zinc, gold and copper grades – consistent with what MAG’s CRD zoning model predicts as a source zone is approached.  Overall, near-surface Upper Manto mineralization appears higher in silver and lead than the deeper Pegaso Zone mineralization which is richer in zinc, copper and gold.  The combined vertical metals and alteration zoning and broadening of mineralization is typical of CRD systems worldwide and strongly indicates that the source intrusion is being approached.  The overall strength and style of mineralization and alteration further indicate that this source zone may be very large.  The degree of mineralization seen so far indicates that the source intrusion could be surrounded by very large-scale mineralization. However, further exploration and drilling is required and can resume only upon obtaining the Soil Use Change Permit, drill permits and a surface access agreement with the local Ejido (see below).

Quarter ended March 31, 2015

In the three months ended March 31, 2015, the Company incurred exploration and evaluation costs of $368,500 (March 31, 2014: $348,353) on the Cinco de Mayo property.  The principal focus of work has been in preparation for and related to negotiations with the local Ejido (see ‘“Soil Use Change Permit” and surface access below) which has included meetings with State and Federal authorities, several legal advisors, and Community Relations advisors in Mexico. No drilling is being undertaken nor planned as the Company remains in the process of negotiating a renewed surface access agreement with the local Ejido.

“Soil Use Change Permit” and surface access

As of 2012, exploration drilling permits in Mexico require a “Soil Use Change Permit,” reflecting conversion of land from agricultural to industrial use.  In mid-2012, the Company was in the process of negotiating ordinary course surface access permissions with the Ejido Benito Juarez (the “Ejido”) as the final component in the application for the required Soil Use Change Permit.  The Company had a long-standing and productive working relationship with this Ejido and had previously purchased 41 specific rights relating to relevant areas of the Cinco de Mayo project area for $660,000 from certain Ejido members.  This purchase was ratified by an official Assembly of the Ejido and registered and ratified by the Federal Agrarian Authority. The Company was awaiting formal title transfer of the surface rights, when certain members of the Ejido challenged the purchase claiming the 41 rights purchased represented a 41/421 undivided interest in the Ejido owned surface rights, rather than rights to exclusive areas of the property. Then on November 17, 2012, at what the Company maintains was an illegally constituted Assembly, the Ejido voted to order MAG to vacate the surface of its Cinco de Mayo property (the mineral concession rights were not affected).

Various Ejido members legally challenged the Assembly meeting on the grounds that proper notice was not given, key signatures required to properly call the meeting were fraudulent, and that the vote taken at the meeting was fraught with irregularities, including a significant number of votes being cast by unverified proxies.  MAG had expected that the Assembly and the resolutions passed would be nullified by the Fifth Unified Agrarian Tribunal (“the Tribunal”), but the Company was notified during the first quarter of 2014 that the Tribunal had rejected the Ejido challenge.  The ruling was made on narrow technical grounds and did not speak to the merits of the actions of the Assembly.  The Tribunal did note that a new vote of a majority of Ejido members can revoke the actions of the challenged Assembly at any time.  The Company has been advised that an appeal of the ruling, based on failure of the Tribunal to consider broader requirements of the Agrarian Law, was promptly filed with the Mexican Supreme Court by the same Ejido members.  It was expected that the appeal would have been considered by Courts in the latter half of 2014, but to date it has not, nor has a date for a hearing been set.  The Company has no input or involvement in the appeal process, as it is Ejido members who have filed the appeal.

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three months ended March 31, 2015
(expressed in US dollars unless otherwise stated)

As permission of the Ejido assembly is required to obtain surface access, MAG continues to pursue negotiations with the Ejido, and anticipates that the Tribunal’s ruling (and the outcome of the pending appeal) will have minimal practical impact on the ratification by the Ejido of any settlement agreement that may ultimately be reached.  While no assurances can be given, MAG is continuing the negotiation process with the intent of arriving at a settlement agreement that would be fully supported at a properly constituted Assembly.  Although there is no certainty that a new vote would produce a favourable outcome for the Company, MAG believes that the opposition group and its supporters do not represent the will of the majority of the 421 voting members of the Ejido (or of the 12,000 other citizens in the project area).

The Company remains willing to work with the Ejido and the greater community to define a comprehensive Corporate Social Responsibility Program (“CSR”) to coincide with the next phases of our exploration activity.  MAG’s goal is to continue its working relationship and ensure the Ejido and the greater community benefit from the expected successes and growth at Cinco de Mayo.

Salamandra Property

In 2013, the Company entered into an option agreement with Canasil Resources Inc. (“Canasil”) whereby the Company can earn up to a 70% interest in CRD Minerals Corp., a company which owns Canasil's 14,719 hectare Salamandra property located in Durango State, Mexico.  The Company paid Canasil C$150,000 upon signing the agreement, and a further C$150,000 upon the first anniversary of the agreement.  To earn an initial 55% interest in the property, the Company must make additional cash payments to Canasil of C$450,000 over the next two annual anniversary dates of the agreement, and complete C$5,500,000 in exploration expenditures by May 23, 2017.  As of March 31, 2015 the Company had drilled 10,112 metres on the property, and incurred approximately C$4.5 million in eligible exploration expenditures under the terms of the option agreement.

Upon earning its 55% interest, the Company may elect to earn a further 15% interest by producing either a feasibility study or spending an additional C$20,000,000 over a further four year period. A portion of the property is subject to a 2% NSR royalty, half of which may be purchased from the holder for $1,000,000.

Salamandra appears to be a typical Mexican CRD-Skarn and is very similar to MAG's Cinco de Mayo Project; the same exploration model that drove successful exploration there is being applied to Salamandra.  Salamandra lies 80 kilometres northwest of Mexico's largest known silver-lead-zinc CRD-skarn deposit, the Sabinas-San Martin district.  Both Salamandra and Sabinas-San Martin are favorably positioned at the intersection of the Mexican CRD belt (that also hosts MAG’s Cinco de Mayo CRD project) and the Fresnillo trend (that hosts MAG’s Juanicipio Project).

In quarter ended March 31, 2015, the Company directly expended $21,023 (March 31, 2014: $144,684) on the Salamandra property, and a further $73,447 (March 31, 2014: $1,229,740) was expended indirectly through advances under the option earn-in agreement.  All drill results to date have been systematically reviewed by the Company and the results are being used to refine the geologic exploration model and revise earlier interpretations of extensive Canasil airborne and ground geophysical data.  Definition of new drill targets for Phase 3 drilling is currently being finalized for a drill program expected to start early in the third quarter.

Guigui Property

The Guigui project is a 100% interest in a 4,500-hectare property in the Santa Eulalia Mining District, home to the world’s largest CRD camp.  Strong aerial magnetic anomalies were identified in late 2007 but could not be drilled because they straddle the eastern border of the original “Guigui” claim and continued into ground covered by the Juarez Mega-Claim filed by the Mexican Geological Service in mid-2007.  This adjoining part of the Juarez concession was liberated in July 2013 and the Company filed for and obtained the additional 3,800 hectare “Guiguito” concession.  The combined property now consists of roughly 8,300 hectares.

The Company incurred $119,025 (March 31, 2014: $49,478) on the Guigui project during the three months ended March 31, 2015.  Mapping, sampling and rehabilitation of roads into the newly acquired adjoining ground are underway, and negotiations have been completed with the surface owners for the surface access permissions needed for Soil Use Change and drilling permits. Surface-based geophysical surveys are also being considered in preparation for a 2015 drill program that the Company plans to undertake.

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three months ended March 31, 2015
(expressed in US dollars unless otherwise stated)

OUTLOOK

The Company continues to explore its properties in Mexico and intends to enhance its project portfolio through successful exploration and project development.  Although the Company’s working capital position remains strong, the Company continues to execute its business plan prudently, with an on-going focus on high-grade, district scale potential properties.

Minera Juanicipio Outlook

The Technical Committee and Board of Directors of Minera Juanicipio, comprised of representatives from both Fresnillo and the Company, meet several times per year to discuss the business of Minera Juanicipio and to review and approve plans for the exploration and development of the Juanicipio property.  The 2012 PEA provides a framework on which the Technical Committee guides the continued advancement of the project. The 2012 PEA indicated a project development and production schedule of approximately 3.5 years from the start of development, specifically:  “Following satisfactory completion of further studies, and subject to the application and grant of the necessary permits and licenses, it is estimated that it will take approximately three and a half years to develop the project from the start of the box cut and portal to mill start up.” Although Minera Juanicipio has not formally made a “production decision,” Fresnillo has publically reported that it expects that Juanicipio will be in production by approximately 2018.  The Company believes the timeline laid out in the 2012 PEA is reasonable and attainable, but the actual schedule to production is still under review by Minera Juanicipio, and there are no assurances that a formal development decision will be made and that mine development and production will be achieved in accordance with the 2012 PEA.

Minera Juanicipio’s planned 2015 development expenditures are approximately $7.1 million (MAG’s 44% share is $3.1 million), and are designated primarily for continued ramp advancement and associated underground mining infrastructure as outlined in the 2012 PEA, as well as some metallurgical and geotechnical studies. The larger capital expenditures items associated with the mine development have not yet been approved by Minera Juanicipio.

Minera Juanicipio’s planned 2015 exploration expenditures are approximately $2.1 million (MAG’s 44% share is $0.9 million).  The exploration results reported above (see “Juanicipio Property” above) are part of ongoing exploration being carried out by Minera Juanicipio, with the four holes presented above being exploration step-outs beneath the previous deepest drilling on the property.  The results of these four new deep exploration holes will be reviewed at an upcoming Technical Committee meeting.

As at March 31, 2015, Minera Juanicipio had $2.1 million in cash available for 2015 exploration and development expenditures, and subsequent to the quarter end, made an additional $2.1 million cash call (MAG’s 44% share $924,000) to MAG and Fresnillo.

Cinco de Mayo Outlook

No active exploration is currently being undertaken on the Cinco de Mayo property, as the Company remains in the process of negotiating a renewed surface access agreement with the local Ejido, after being asked to vacate the property in November 2012. The Company continues to work diligently to negotiate renewed access to the Company’s mining claims.  MAG believes that the surface access issue will be overcome, and that the requisite authorizations to complete its submission for the Soil use Change Permit will be obtained in due course.  However, the overall timeline to successful resolution is not determinable at this time, and will depend upon various factors including but not limited to: the ability of the Company to arrive at a settlement agreement that would be fully supported by the majority of the Ejido; and, the ability of the Ejido to conduct a properly constituted Assembly meeting, with quorum, and favourable outcome.

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three months ended March 31, 2015
(expressed in US dollars unless otherwise stated)

Further exploration and drilling can resume only upon obtaining the Soil Use Change Permit, drill permits and a surface access agreement with the local Ejido.

Salamandra Outlook

With Phase I and II drilling completed in 2014, the geological system remains open in all directions.  MAG has since reviewed all the drill holes to date and completed a comprehensive core review and geological reinterpretation of the system. With this analysis and the Company’s improved understanding of the system, an updated three dimensional model has been assembled.  Drill targets are currently being finalized, and Phase III drilling is expected to commence early in the third quarter, which when completed, would fulfill the exploration commitments required under the Company’s 55% earn in option.

OUTSTANDING SHARE DATA

The Company’s authorized capital consists of an unlimited number of common shares without par value.  As at May 11, 2015, the following common shares and stock options were outstanding:

	Number of	Exercise Price or	Remaining
	Shares	Conversion Ratio	Life
Capital Stock	69,173,076
Stock Options	3,901,940	$5.86 - $12.19	6 months to 4.3 years
Restricted Share Units(“RSUs”)	55,278	1:1	4.2 years
Deferred Share Units (“DSUs”)	131,420	1:1	n/a (1)
Fully Diluted	73,261,714
 (1) To be share settled, but no common shares are to be issued in respect of a participant in the DSU Plan prior to such eligible Director’s termination date.

LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2015 the Company had 69,173,076 common shares issued and outstanding (March 31, 2014: 60,209,554), and currently has 69,173,076 common shares issued and outstanding as at May 11, 2015.

As at March 31, 2015, the Company had working capital of $83,737,226 (March 31, 2014: $21,149,446), including cash of $83,268,077 (March 31, 2014:$20,072,036).  The increase in cash on hand over the prior period is a result of a bought deal public financing that closed on July 16, 2014 along with the balance of the overallotment option that closed on August 18, 2014, for combined gross proceeds of $80,017,125 (C$86,284,500).  The Company issued a total of 8,418,000 common shares at C$10.25 per share.  As outlined in the prospectus offering, the majority of the funds raised are designated for the Juanicipio project, with the balance for working capital and general corporate purposes.  This intended use of the proceeds is being adhered to in all material respect.

Accounts receivable as at March 31, 2015 totaled $296,812 (March 31, 2014: $1,163,314) and is comprised primarily of Mexican value added taxes (“IVA”) repayable to the Company by the Government of Mexico, for which the Company expects a full recovery. Current liabilities at March 31, 2015 amounted to $588,978 (March 31, 2014: $1,138,153) and are attributable to accrued exploration and administrative expenses.

During the quarter ended March 31, 2015, 239,100 stock options were exercised for cash proceeds of $1,441,126 (March 31, 2014: 67,836 stock options were exercised for cash proceeds of $336,695) and 220,500 additional stock options were exercised under a less dilutive cashless exercise provision of the plan, whereby 73,440 shares were issued in settlement of the stock options (March 31, 2014 – nil).

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three months ended March 31, 2015
(expressed in US dollars unless otherwise stated)

The primary use of cash in the quarter ended March 31, 2015 was to fund operations.  Advances to Minera Juanicipio combined with MAG’s Juanicipio expenditures on its own account, totaled $2,191,673 during the quarter ended (March 31, 2014: $1,755,906). The Company makes cash deposits to Minera Juanicipio as ‘cash called’ by operator Fresnillo, based on approved joint venture budgets.  In the quarter ended March 31, 2015, the Company also expended $437,030 (March 31, 2014: $357,726) on its other exploration and evaluation properties, and $108,625 (March 31, 2014: $1,374,424) on the Salamandra earn in option.

The Company currently has no debt and has sufficient working capital ($83.7 million) to maintain all of its properties and currently planned programs for a period in excess of the next year.  However, the Company may require additional capital in the future to meet its project related expenditures, including its cash calls on the Juanicipio project.  As noted above, on October 28, 2013, the Company announced that Fresnillo, as operator, had commenced the underground development and the access decline at the Juanicipio Project based on the results of the 2012 PEA.  The 2012 PEA estimated total project capital costs of $302 million inclusive of capitalized operating costs (MAG’s 44% share is US$133 million) over 3.5 years from the start of development. As the first 32 months of development, as envisioned under the 2012 PEA, are primarily focused on the ramp decline, the majority of the capital costs are not expected to be incurred until the latter part of the development schedule. Minera Juanicipio has not yet evaluated and proposed a budget for 2016 and beyond.  However, the scale and scope of the complete development of the Juanicipio Project will require capital over the next three years exceeding the Company’s cash on hand resources.  In addition, the 2012 PEA is preliminary in nature, and actual costs and development time, may exceed those laid out in the 2012 PEA.  It is unlikely that the Company will generate sufficient operating cash flow to fund its share of development costs, and accordingly, future liquidity will therefore depend upon the Company’s ability to arrange debt or additional equity financings. The inability of the Company to fund its 44% share of cash calls would result in dilution of the Company’s ownership interest in Minera Juanicipio, in accordance with the shareholders agreement.

Contractual Obligations

The following table discloses the contractual obligations of the Company (as at the date of this MD&A) for optional mineral property acquisition payments, optional exploration work and committed lease obligations for office rent and equipment. Based on exploration results, the Company will select at its discretion, only certain properties to complete option and purchase arrangements on.

Option Payments Expenditures	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years

Salamandra (1)	$355,275	$157,900	$197,375	$-	$-
Cinco De Mayo (2)	106,000	106,000	-	-	-

Subtotal - Option Payments	$461,275	$263,900	$197,375	$-	$-

Exploration & Evaluation Expenditures
Salamandra (1)	707,750	-	707,750	-	-
Juanicipio (3)	-	-	-	-	-
Subtotal - Exploration & Evaluation	$707,750	$-	$707,750	$-	$-

Option Payments and Exploration Expenditures – Total	$1,169,025	$263,900	$905,125	$-	$-

Office Lease	616,771	130,927	316,459	169,385	-
Total Obligations	$1,785,796	$394,827	$1,221,584	$169,385	$-

(1)
Salamandra property option payments of C$450,000 ($355,275) and exploration expenditure commitments of $707,750 by May 23, 2017 in order to exercise an initial 55% interest in the property.  An additional C$20 million of exploration expenditures (or the delivery of a feasibility study) over the four years following the initial 55% earn in, is required to exercise an additional 15% option on the property.

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three months ended March 31, 2015
(expressed in US dollars unless otherwise stated)

(2)	Cinco de Mayo property option payments of $106,000 on two auxiliary claims acquired in 2010.

(3)
The Company makes cash deposits to Minera Juanicipio as cash called by operator Fresnillo, based on annual Minera Juancipio budgets. The scale and scope of the Juanicipio project will require development capital in the years ahead exceeding the Company’s cash on hand resources.  As noted above in this section, it is unlikely that the Company will generate sufficient operating cash flows to meet these ongoing obligations in the foreseeable future.  Accordingly the Company will need to raise additional capital in the future and is currently evaluating debt, equity, and other financing alternatives in order to continue to fund its share of cash calls and avoid dilution of its ownership interest.

Other contractual obligations include: a 2.5% NSR royalty on the Cinco de Mayo property under the terms of an agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the property; and a 2.5% NSR royalty on the Guigui mining concessions.

The Company may provide guarantees and indemnifications in conjunction with transactions in the normal course of operations. These are recorded as liabilities when reasonable estimates of the obligations can be made.  Indemnifications that the Company has provided include an obligation to indemnify directors and officers of the Company for potential liability while acting as a director or officer of the Company, together with various expenses associated with defending and settling such suits or actions due to association with the Company.  The Company has a comprehensive directors and officers liability insurance policy that could mitigate such costs to the Company.

Other Items

The Company is unaware of any undisclosed liabilities or legal actions against the Company and the Company has no legal actions or cause against any third party at this time other than the claims of the Company with respect to its purchase of 41 land rights within the Cinco de Mayo property boundaries, and the associated surface access negotiations with the Ejido (see ‘“Soil Use Change Permit” and surface access’ above). It is anticipated that the ultimate resolution to this situation will include a comprehensive CSR program to coincide with the next phases of our exploration activity.

The Company is unaware of any condition of default under any debt, regulatory, exchange related or other contractual obligation.

ADDITIONAL DISCLOSURE

Trend Information

Other than the Company’s obligations under its property option agreements (see ‘Contractual Obligations’ above)  and to the Minera Juanicipio joint venture, there are no demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company's liquidity either increasing or decreasing at present or in the foreseeable future.  The nature of the Company’s business is demanding of capital for property acquisition costs, exploration commitments and holding costs. The Company’s liquidity is affected by the results of its own acquisition, exploration and development activities. The acquisition or discovery of an economic mineral deposit on one of its mineral properties may have a favourable effect on the Company’s liquidity, and conversely, the failure to acquire or find one may have a negative effect. The Company will require sufficient capital in the future to meet its acquisition payments and other obligations under property option agreements for those properties it considers worthy to incur continued holding and exploration costs upon (see ‘Liquidity and Capital Resources’ above).

RISKS AND UNCERTAINTIES

The Company’s securities should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in the Company’s Canadian and U.S. regulatory filings prior to making an investment in the Company, including the risk factors discussed under the heading “Risk Factors” in the Company’s most recent Annual Information Form (“AIF”) dated March 25, 2015 available on SEDAR at www.sedar.com and www.sec.gov.

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three months ended March 31, 2015
(expressed in US dollars unless otherwise stated)

The volatile global economic environment has created market uncertainty and volatility in recent years. The Company remains financially strong and will monitor the risks and opportunities of the current environment carefully.  These macro-economic events have in the past, and may again, negatively affect the mining and minerals sectors in general.  The Company will consider its business plans and options carefully going forward.

In the normal course of business, the Company enters into transactions for the purchase of supplies and services denominated in Canadian dollars or Mexican Pesos. The Company also has cash and other monetary assets and liabilities denominated in Canadian dollars and Mexican Pesos. As a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates (see Note 10(c) in the unaudited interim consolidated financial statements of the Company as at March 31, 2015).

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

The Company does not have offices or direct personnel in Mexico, but rather is party to a Field Services Agreement, whereby it has contracted administrative and exploration services in Mexico with MINERA CASCABEL S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“IMDEX”).  Up until June 24, 2014, these companies had a common director (Dr. Peter Megaw) with the Company.  Dr. Megaw has since been appointed Chief Exploration Officer of the Company, although he continues to be remunerated through IMDEX as outlined below.  Dr. Megaw is also a principal of both IMDEX and Cascabel.  All transactions are incurred in the normal course of business, and are negotiated on terms between the parties which represent fair market value for all services rendered.  A significant portion of the expenditures are incurred on the Company’s behalf, and are charged to the Company on a “cost + 10%” basis typical of industry standards.

The Company accrued or paid Cascabel and IMDEX the following fees under the Field Services Agreement:
For the three months ended March 31			2015	2014
	Cascabel & IMDEX	IMDEX related to Dr. Megaw	Total	Total

General consulting, travel and administration fees	$61,840	$77,180	$139,020	$114,877
Exploration management, field costs and cost
reimbursements (at cost + 10%) - MAG properties (1)	195,220	24,600	219,820	318,919
	$257,060	$101,780	$358,840	$433,796

(1) Does not include drilling and assays, which are contracted out independently from Cascabel & IMDEX.

Included in trade and other payables at March 31, 2015 is $219,589 related to these services (March 31, 2014: $309,005).

The Company is obligated to a 2.5% NSR royalty on the Cinco de Mayo property payable to the principals of Cascabel under the terms of an option agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the property from Cascabel, and under the terms of assignment agreements entered into by Cascabel with its principals.  The Company is also obligated to a 2.5% NSR royalty to Cascabel on the Guigui mining concessions.

Upon the retirement of Dan MacInnis, former President & Chief Executive Officer, on October 15, 2013, the Company entered into a consulting contract with a private company controlled by Mr. MacInnis who remains a director of the Company. Although the contract originally expired on December 31, 2014, it was renewed in 2015 on a per diem basis, and consulting fees of C$9,900 were accrued or paid in the quarter ended March 31, 2015 (March 31, 2015: C$137,058).  Included in trade and other payables at March 31, 2015 is C$3,465 related to these services (March 31, 2014: C$47,970).

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three months ended March 31, 2015
(expressed in US dollars unless otherwise stated)

Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

The immediate parent and ultimate controlling party of the consolidated group is MAG Silver Corp. (incorporated in British Columbia, Canada).

The details of the Company’s subsidiaries and ownership interests are as follows:
Significant subsidiaries of the Company are as follows:
			MAG' effective interest
Name	Country of Incorporation	Principal Activity	2015 (%)	2014 (%)

Minera Los Lagartos, S.A. de C.V.	Mexico	Exploration	100%	100%
Minera Pozo Seco S.A. de C.V.	Mexico	Exploration	100%	100%
Minera Sierra Vieja S.A. de C.V.	Mexico	Exploration	100%	100%

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”), created for the purpose of holding and operating the Juanicipio Property, is held 56% by Fresnillo plc (“Fresnillo”) and 44% by the Company.  Fresnillo is the operator of Minera Juanicipio, and with its affiliates, beneficially owns 14.15% of the common shares of the Company as at March 31, 2015, as publicly reported.  Minera Juanicipio is currently governed by a shareholders agreement.  All costs relating to the project and Minera Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Minera Juanicipio.

Compensation of Key Management Personnel including Directors
During the quarter, compensation of key management personnel was as follows:

	Three months ended March 31,
	2015	2014
Salaries and other short term employee benefits	$260,805	$318,454
Share based payments	165,592	384,534
	$426,397	$702,988
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and consists of its Directors, the Chief Executive Officer, and the Chief Financial Officer.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), requires Management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Management has identified (i) mineral property acquisition and exploration deferred costs, (ii) option to acquire mineral interest, (iii) provision for reclamation and closure, (iv) deferred income tax provision and (v) share based payments, as the main estimates for the following discussion.  Please refer to Note 2 of the Company’s unaudited condensed interim consolidated financial statements as at March 31, 2015 for a description of all of the significant accounting policies.

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three months ended March 31, 2015
(expressed in US dollars unless otherwise stated)

Under IFRS, the Company defers all costs relating to the acquisition and exploration of its mineral properties (“exploration and evaluation” assets). Any revenues received from such properties are credited against the costs of the property. When commercial production commences on any of the Company’s properties, any previously capitalized costs would be charged to operations using a unit-of-production method. The Company reviews when events or changes in circumstances indicate the carrying values of its properties to assess their recoverability and when the carrying value of a property exceeds the estimated net recoverable amount, provision is made for impairment in value.  IFRS also allows the reversal of impairments if conditions that gave rise to those impairments no longer exist.

The existence of uncertainties during the exploration stage and the lack of definitive empirical evidence with respect to the feasibility of successful commercial development of any exploration property do create measurement uncertainty concerning the estimate of the amount of impairment to the value of any mineral property. The Company relies on its own or independent estimates of further geological prospects of a particular property and also considers the likely proceeds from a sale or assignment of the rights before determining whether or not impairment in value has occurred.

Under IFRS, the Company’s ‘option to acquire mineral interest’ is a financial asset and accordingly must be fair valued each accounting period. Given there are no observable inputs to fair value this option, and given the early exploration stage of the project represented by the option, management’s best estimate of the fair value of the option is based on the historical cost as incurred.

Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates. The Company recognizes the fair value of liabilities for reclamation and closure costs in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset.

The deferred income tax provision is based on the liability method. Deferred taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records only those deferred tax assets that it believes will be probable, that sufficient future taxable profit will be available to recover those assets.

Under IFRS 2 - Share-based Payments, stock options are accounted for by the fair value method of accounting.  Under this method, the Company is required to recognize a charge to the statement of loss based on an option-pricing model based on certain assumptions including dividends to be paid, historical volatility of the Company’s share price, an annual risk free interest rate, forfeiter rates, and expected lives of the options.

CHANGES IN ACCOUNTING STANDARDS

The Company has reviewed new accounting pronouncements that have been issued but are not yet effective at March 31, 2015. These include:

IFRS 9 Financial Instruments, which replaces the current standard, IAS 39 Financial Instruments: Recognition and Measurement. The new standard replaces the current classification and measurement criteria for financial assets and liabilities with only two classification categories: amortized cost and fair value.  In February 2014, the IASB tentatively determined that the revised effective date for IFRS 9 would be January 1, 2018. The Company has not early adopted this standard and is currently evaluating the impact this standard may have on its consolidated financial statements.

IFRS 15 Revenue from Contracts with Customers. The final standard on revenue from contracts with customers was issued on May 8, 2014. In April 2015, the IASB tentatively determined that the revised effective date for IFRS 15 would be for annual reporting periods beginning on or after January 1, 2018, with earlier application permitted.  Entities have the full option of using either a full retrospective or a modified retrospective approach to adopt the guidance. The Company is currently evaluating the impact this standard may have on its consolidated financial statements.

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three months ended March 31, 2015
(expressed in US dollars unless otherwise stated)

Annual Amendments.  In  September 2014,  the  IASB  issued  the  Annual  Improvements  2012-2014 cycles and is applicable for annual periods beginning on or after January 1, 2016 with earlier adoption permitted. The Company is assessing the impact of these amendments:

•	Accounting for Acquisitions of Interests in Joint Operations (amendments to IFRS 11 Joint Arrangements);
•	Equity Method in Separate Financial Statements (Amendments to IAS 27); and,
•	Disclosure of information elsewhere in the interim financial report (amendments to IAS 34 Interim Financial Reporting)

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in the reports that it is required to file or submit under applicable securities laws is recorded, processed, summarized and reported in the manner specified by such laws. The Chief Executive Officer and the Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s disclosure controls and procedures as of March 31, 2015 through inquiry, review, and testing, as well as by drawing upon their own relevant experience.  The Company annually retains an independent third party specialist to assist in the assessment of its disclosure controls and procedures.  The Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective as at March 31, 2015.

Internal Control Over Financial Reporting

The Company also maintains a system of internal controls over financial reporting, as defined by National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings in order to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable and in accordance with International Financial Reporting Standards.  The Company retains an independent third party specialist annually to assist in the assessment of its internal control procedures.  The Board of Directors approves the financial statements and MD&A before they are publicly filed, and ensures that management discharges its financial responsibilities. The unaudited condensed interim consolidated financial statements and MD&A for the quarter ended March 31, 2015 were approved by the Board on May 11, 2015.  The Board’s review is accomplished principally through the audit committee, which is composed of independent non-executive directors. The audit committee meets periodically with management and auditors to review financial reporting and control matters. The Board of Directors has also appointed a compensation committee composed of non-executive directors whose recommendations are followed with regard to executive compensation. From time to time the board may also form special sub-committees, which must investigate and report to the Board on specific topics.

The Chief Executive Officer and Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s internal control over financial reporting as of March 31, 2015 and have concluded that the Company’s internal control over financial reporting is effective.  There have been no changes in internal controls over financial reporting during the period ended March 31, 2015 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

SUBSEQUENT EVENTS

Subsequent to March 31, 2015, the Company granted 7,948 DSUs to Directors who opted to receive DSUs in lieu of cash payment for their first quarter retainer fees. The DSUs are to be share settled and vest immediately.